For Immediate Release

FORWARD INDUSTRIES ANNOUNCES THIRD QUARTER RESULTS

REVENUES INCREASE 17% FOR QUARTER AND YEAR-TO-DATE

Pompano Beach, FL, July 22, 2003 - Forward Industries, Inc. (Nasdaq:FORD), a designer and distributor of custom carrying case solutions, today announced results for its third quarter and nine-month period ended June 30, 2003.  Complete unaudited balance sheets and statements of income for the periods are set forth in the tables accompanying this release.

For the third quarter, net sales increased 17% to $4.8 million from $4.1 million in the same period last year.  Sales of Forward's most rapidly growing product line - diabetic equipment cases - more than doubled to $2.9 million from $1.4 million in the third quarter of last year, and represented 61% of overall net sales compared to 35% in last year's quarter.

Forward reported an 11% increase in income from operations to $166,000 in the 2003 quarter from $150,000 in the 2002 quarter on lower operating expenses, which more than offset a lower gross profit resulting from the change in product mix.  Other income in the 2003 quarter declined approximately $68,000, primarily a result of lower foreign currency gains due to the weak dollar. Net income in the 2003 quarter was $178,000, or $.03 per diluted share, compared to $249,000, or $.04 per diluted share, in the same quarter of the prior year.

For the nine-month period, net sales rose 17% to $14.4 million from $12.3 million in the comparable period of fiscal 2002.  Income from operations more than doubled to $834,000, from $408,000, while net income increased 112% to $929,000, or $.16 per diluted share, from $438,000, or $.08 per diluted share, in the same period of last year.

Jerome E. Ball, Chairman and Chief Executive Officer of Forward, stated, "We are extremely pleased with the sales increases of our diabetic products - it is clear that our efforts to grow that area of our business have produced results.  While sales of our cellular products declined generally due to a soft cell phone market, we expect sales levels to improve during the second half of calendar 2003.  We also see excellent growth potential for our other products, such as camera bags, sporting goods cases and other carrying solutions that are sold on a made-to-order basis and year-to-date accounted for approximately 12% of total sales."

Mr. Ball continued, "Our cost control initiatives continue to prove effective, with operating expenses declining 5% year-to-date.

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Forward Industries, Inc. Press Release                                                                                          Page 2

July 22, 2003

"We have also maintained our strong financial position.  As of June 30, 2003, we had $2.0 million in cash, no borrowings outstanding under our credit facilities and $4.1 million in working capital.  In September 2002, our Board authorized the Company to repurchase up to 400,000 shares of Forward's outstanding common stock.  In the nine-month period ended June 30, 2003, we have purchased 66,200 shares in the open market under that authorization and plan to buy additional shares subject to market conditions and the cash requirements of the Company."

Mr. Ball concluded, "We are very enthusiastic about the Company's business prospects as we continue to focus on operating efficiently, expanding sales to existing customers and exploring new markets for cases.  We look forward to updating you with our progress."

About Forward Industries

Forward Industries, Inc. designs and distributes custom carrying case solutions primarily for cellular phones and medical monitoring equipment. The Company sells its products directly to original equipment manufacturers and markets a line of Carry Solutions under the "Motorola" brand name. Forward's products can be viewed online at www.fwdinnovations.com and www.forwardindustries.com.

Statements in this press release other than statements of historical fact are "forward-looking statements." Such statements are subject to certain risks and uncertainties, identified from time to time in the Company's filings with the Securities and Exchange Commission that could cause actual results to differ materially from any forward-looking statements. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any interest or obligations to update these forward-looking statements.

CONTACT:	-or-	INVESTOR RELATIONS COUNSEL
Forward Industries, Inc.		The Equity Group Inc.
Jerome E. Ball, CEO		Loren G. Mortman
(954) 419-9544		(212) 836-9604
lmortman@equityny.com
www.theequitygroup.com

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Forward Industries, Inc. Press Release                                                                                              Page 3
July 22, 2003

FORWARD INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2003	2002	2003	2002
Net sales......................................................................	$ 4,758,073	$ 4,051,225	$ 14,353,273	$ 12,279,901
Cost of goods sold....................................................	3,273,658	2,492,811	9,829,338	7,969,936
Gross profit.................................................................	1,484,415	1,558,414	4,523,935	4,309,965

Operating expenses:
Selling.................................................................	736,533	704,067	1,988,542	2,160,367
General and administrative..............................	581,768	704,081	1,701,126	1,741,119
Total operating expenses............................	1,318,301	1,408,148	3,689,668	3,901,486

Income from operations.............................................	166,114	150,266	834,267	408,479

Other income (expense):
Interest expense.................................................	(4,759)	(12,122)	(7,448)	(47,998)
Interest income..................................................	3,111	3,165	7,949	14,419
Other income......................................................	11,248	88,002	107,626	63,104
Total other income (expense)......................	9,600	79,045	108,127	29,525

Income before income taxes......................................	175,714	229,311	942,394	438,004
Provision (benefit) for income taxes........................	(2,600)	(19,400)	13,800	--

Net income ..................................................................	$ 178,314	$ 248,711	$ 928,594	$ 438,004

Net income per common and common equivalent share
Basic................................................................	$ 0.03	$ 0.04	$ 0.16	$ 0.08
Diluted.............................................................	$ 0.03	$ 0.04	$ 0.16	$ 0.08

Weighted average number of common and common equivalent shares outstanding
Basic.................................................................	5,773,441	5,825,641	5,790,374	5,825,641
Diluted..............................................................	5,954,442	5,825,641	5,907,426	5,825,641

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Forward Industries, Inc. Press Release                                                                                              Page 4
July 22, 2003

FORWARD INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS

	June 30,	September 30,
	2003	2002
ASSETS	(Unaudited)

Current assets:
Cash and cash equivalents..........................................................................................	$ 1,990,139	$ 1,207,311
Accounts receivable - net ...........................................................................................	2,985,960	2,680,916
Inventories......................................................................................................................	648,910	718,986
Prepaid expenses and other current assets................................................................	200,179	219,124
Deferred tax asset...........................................................................................................	15,500	15,500
Total current assets.....................................................................................................	5,840,688	4,841,837

Property, plant and equipment - net...............................................................................	283,125	341,187
Deferred tax asset..............................................................................................................	161,700	164,500
Other assets.......................................................................................................................	41,337	41,337
TOTAL ASSETS.........................................................................................................	$ 6,326,850	$ 5,388,861

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable..........................................................................................................	$ 1,118,389	$ 1,306,381
Accrued expenses and other current liabilities.........................................................	667,485	291,984
Current portion of capital lease obligations...............................................................	--	27,814
Total current liabilities................................................................................................	1,785,874	1,626,179

Long term portion of capital lease obligations..............................................................	--	58,751

Commitments and contingencies

Stockholders' equity:
Preferred stock, 4,000,000 authorized shares, par value $.01; none issued.....	--	--
Common stock, 40,000,000 authorized shares, par value $.01; 6,286,531
shares issued (including 527,090 and 460,890 shares, respectively, held in treasury)........................................................................................................................	62,865	62,865
Paid-in capital..................................................................................................................	8,251,780	8,251,780
Accumulated deficit.......................................................................................................	(3,000,233)	(3,928,827)
	5,314,412	4,385,818
Less: Cost of shares in treasury...................................................................................	(773,436)	(681,887)
Total stockholders' equity..........................................................................................	4,540,976	3,703,931

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.......................................	$ 6,326,850	$ 5,388,861

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